Filed by Ruckus Wireless, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Ruckus Wireless, Inc.

(Commission File No. 001-35734)

Creating a Pure Play Networking Company for the Digital Transformation Era

Today Brocade and Ruckus Wireless have taken an important step toward our joint vision of creating a new type of networking company - a company with the strategy, products, talent, and focus needed to deliver the solutions that customers need in order to thrive in today’s era of digital transformation. We’re very excited to let you know that this morning we announced Brocade’s intention to acquire Ruckus, a pioneer in the wireless infrastructure market.

The combination of Brocade and Ruckus will create a pure-play networking company that has market-leading solutions spanning from the most critical part of the data center to the wireless network edge. Wireless technology is a critical element in modern, New IP network architectures. Ruckus’ wireless networking solutions will add a high-growth and highly complementary product category to Brocade’s current storage, data center, campus and mobility networking solutions. The combined company will be better positioned to deliver networks that are platforms for innovation for our customers.

The new company will start with an impressive leadership position in highly strategic areas that we plan to build from:

•	#1 in storage area networking

•	#1 in service provider Wi-Fi

•	#1 in hospitality Wi-Fi

•	#2 in data center networking

•	#3 in enterprise wireless LAN

•	#3 in enterprise edge networking in the U.S. and EMEA

For customers, once the transaction closes, you will be able to rely on the combined company for market-leading networking solutions that extend from your storage networks to your data center, campus, and wireless edge. Both companies remain committed to partnering across the industry and you will continue to enjoy the flexibility that our open, partner-centric strategy brings. Whether you prefer single-vendor or multi-vendor solutions for your network infrastructure, the new Brocade with Ruckus will be better positioned to serve you. We’re also not planning any near-term changes to the sales and support you’ve come to rely on. Ruckus solutions will continue to be sold and supported by the current Ruckus teams, and Brocade solutions will continue to be sold and supported by the current Brocade teams. Until closing, both companies will continue to operate independently to serve our customers.

For partners, we’re also not planning any near-term changes to our respective channel and partner structures after closing. Over time, we expect the combination of our two companies will bring our collective partners greater opportunities to offer a broader portfolio of both wired and wireless networking solutions.

For employees, bringing the two companies together is expected to create exciting new opportunities to participate in the combined company’s future growth. We have the best talent in the industry in our respective markets today and, together, that dynamic will be even more powerful. Ruckus and Brocade share a number of product and market synergies, as well as a successful track record of working together on behalf of our mutual customers.

For investors, we believe that bringing Ruckus and Brocade together is a smart investment on several fronts. We expect the acquisition to be accretive to Brocade’s non-GAAP earnings by Q1 FY17. It will add a high-growth product category to Brocade’s networking portfolio and is expected to expand Brocade’s total addressable market (TAM) by $5 billion on day 1, with additional TAM expansion as the OpenG™ in-building wireless opportunity evolves in the next couple of years. The combined company would realize significant product and market synergies that are expected to accelerate Brocade’s revenue and earnings growth. It also aligns very well with both companies’ mobile strategies and positions us to win in emerging opportunities like 5G services, Internet of Things (IoT), Smart Cities, and more.

Today is an exciting day and we’re both energized by the opportunity ahead of us. From our complementary sales and marketing footprints, to the highly synergistic product portfolio, expanded market opportunity, fundamental business accelerators to be realized, expected investment return, and cultural fit of our two companies, Brocade and Ruckus together will be a unique and exemplary leader in networking solutions globally.

Lloyd Carney	Selina Lo
CEO, Brocade	President & CEO, Ruckus

For more information:

•	Announcement

•	Presentation

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Brocade Communications Systems, Inc. (“Brocade”) and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the exchange offer is commenced, Brocade and its acquisition subsidiary will file a tender offer statement on Schedule TO and may later file amendments thereto, Brocade will file a registration statement on Form S-4 and may later file amendments thereto, and Ruckus Wireless, Inc. (“Ruckus”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 and may later file amendments thereto, in each case, with the SEC with respect to the exchange offer. Brocade and Ruckus may also file other documents with the SEC regarding the transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. RUCKUS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Ruckus stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at IR@Brocade.com. Additional copies of the Solicitation/Recommendation Statement may be obtained for free by contacting Ruckus’ Investor Relations department at 408-469-4659 or at ir@ruckuswireless.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Brocade and Ruckus file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to the expected benefits and costs of the proposed transaction; management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; statements of the plans, strategies and objectives of Brocade and Ruckus for future operations; statements concerning the expected development, performance, market share or competitive performance relating to products and services of Brocade, Ruckus or the combined company; statements about expected synergies and market opportunities; statements regarding anticipated operational and financial results; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include, but are not limited to, the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the condition that a majority of Ruckus’ shares be validly tendered into the exchange offer; the ability to secure regulatory approvals on the terms expected at all or in a timely manner; the failure of Brocade to obtain financing to consummate the proposed transaction; the possibility that the expected benefits of the proposed transaction may not materialize as expected; the possibility that, prior to the completion of the proposed transaction, Ruckus’ business may not perform as expected due to transaction-related uncertainty or other factors; the ability of Brocade to successfully integrate Ruckus’ operations; the ability of Brocade to achieve its plans, forecasts and other expectations with respect to Ruckus’ business after the completion of the proposed transaction and realize expected synergies; business disruptions following the proposed transaction; and other risks described in Brocade’s and Ruckus’ filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof, and Brocade and Ruckus expressly assume no obligation to update any such forward-looking statements whether as the result of new developments or otherwise.